                                                       Rule 424(b)(1)
                                                       Registration No. 33-64861
PROSPECTUS

MBIA

                                  $75,000,000
                                   MBIA INC.
                    7.00% DEBENTURES DUE DECEMBER 15, 2025

                              ------------------

                   INTEREST PAYABLE JUNE 15 AND DECEMBER 15

                              ------------------

  Interest on the 7.00% Debentures due December 15, 2025 (the "Debentures") of MBIA Inc. (the "Company") is payable semi-annually in arrears on June 15 and December 15 of each year, commencing June 15, 1996. The Debentures will mature on December 15, 2025. The Debentures may not be redeemed prior to maturity by the Company and are not subject to any sinking fund.

  The Debentures will be represented by one global security registered in the name of a nominee of The Depository Trust Company, as Depositary (the "Depositary"). Beneficial interests in the global security representing the Debentures will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Debentures in certificated form will not be issued in exchange for the global security. The Debentures will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Debentures will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of Debentures".

                              ------------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION  NOR HAS THE
     SECURITIES  AND   EXCHANGE  COMMISSION   OR  ANY   STATE   SECURITIES
      COMMISSION   PASSED  UPON  THE   ACCURACY  OR  ADEQUACY   OF  THIS
        PROSPECTUS. ANY REPRESENTATION  TO THE CONTRARY  IS A CRIMINAL
          OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                           Price to   Underwriting  Proceeds to
                                           Public(1)  Discount(2)  Company(1)(3)
--------------------------------------------------------------------------------
Per Debenture...........................   100.000%      0.875%       99.125%
--------------------------------------------------------------------------------
Total...................................  $75,000,000   $656,250    $74,343,750

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from December 22, 1995 to the date of delivery.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $250,000.

                              ------------------

  The Debentures offered by this Prospectus are offered by the Underwriters, subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the Debentures will be made at the offices of Lehman Brothers Inc., New York, New York on or about December 22, 1995.

                              ------------------

LEHMAN BROTHERS

                  DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION
                                   GOLDMAN, SACHS & CO.

                                                            MERRILL LYNCH & CO.

December 19, 1995

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER RULED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports and proxy and information statements and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following regional offices of the Commission: Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661, 14th Floor; Seven World Trade Center, Suite 1300, New York, New York 10048, and at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates.

  The indenture pursuant to which the Debentures will be issued (the "Indenture") provides that the Company must file with the Commission and provide to the trustee under the Indenture and to the registered holders of the Debentures copies of the annual reports and other information, documents, and reports specified in Sections 13 and 15 of the Exchange Act so long as the Debentures are outstanding.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents are incorporated herein by reference:

  (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1994.

  (2) The Company's Quarterly Report on Form 10-Q for each of the first three calendar quarters of 1995 and a Form 10-Q/A dated November 30, 1995 relating to the quarter ended June 30, 1995.

  Any documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debentures offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the foregoing documents). Any such request should be directed to: Louis G. Lenzi, Esq., MBIA Inc., 113 King Street, Armonk, New York 10504 (telephone: (914) 273-4545).

                                  THE COMPANY

  MBIA Inc. (the "Company") insures municipal bonds, asset-backed securities and other non-municipal bonds through its wholly-owned subsidiary, MBIA Insurance Corporation ("MBIA Corp."), formerly known as Municipal Bond Investors Assurance Corporation. MBIA Corp. is the successor to the business of Municipal Bond Insurance Association (the "Association"), a consortium of multi-line insurers, which began writing municipal bond insurance in 1974. Effective as of December 31, 1989, the Company purchased Bond Investors Guaranty Insurance Company ("BIG Ins."), another financial guarantee insurance company, through the acquisition of all of the common stock of its parent company, Bond Investors Group, Inc. ("BIG"). Subsequently, MBIA Corp. reinsured the net exposure on the insurance policies previously issued by BIG Ins. and the Company contributed the common stock of BIG to MBIA Corp. On August 21, 1990, the Company changed the name of BIG Ins. to MBIA Insurance Corp. of Illinois ("MBIA Illinois"). Subsequently, BIG was merged into MBIA Illinois. As of September 30, 1995, the total net par amount of outstanding bonds insured by MBIA Corp. and MBIA Illinois was $181.5 billion and the aggregate net insurance in force was $332.7 billion.

  Financial guarantee insurance provides an unconditional and irrevocable guarantee of the payment of the principal of and interest on insured obligations when due. MBIA Corp. primarily insures obligations sold in the new issue and secondary markets, including those held in unit investment trusts and by mutual funds. It also provides surety bonds for debt service reserve funds. The principal economic value of financial guarantee insurance to the entity offering the obligations is the saving in interest costs resulting from the difference in the market yield between an insured obligation and the same obligation on an uninsured basis. In addition, for complex financings and for obligations of issuers that are not well known by investors, insured obligations receive greater market acceptance than uninsured obligations. All obligations insured by MBIA Corp. (as well as obligations previously insured by MBIA Illinois) are rated AAA by both Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc. and Fitch Investors Service, L.P. and Aaa by Moody's Investors Service, Inc., the highest ratings assigned by these rating agencies.

  MBIA Corp. derives its income from insurance premiums earned over the life of the insured obligations and from investment income earned on assets representing capital, retained earnings, and deferred premium revenues. As of September 30, 1995, the Company's deferred premium revenues were $1,599 million, its shareholders' equity was $2,090 million, and its total investments were $5,946 million and $6,138 million at book value and market value, respectively. As of September 30, 1995, MBIA Corp.'s investment portfolio was $3,520 million and $3,668 million at book value and market value, respectively, and was primarily comprised of high quality fixed income securities with intermediate maturities.

  In 1990, the Company formed a French company, MBIA Assurance S.A. ("MBIA Assurance"), to assist in writing financial guarantee insurance in the countries of the European Community. MBIA Assurance, which is a subsidiary of MBIA Corp., writes policies insuring public infrastructure financings, asset-backed transactions and certain obligations of financial institutions. As of September 30, 1995, MBIA Corp. and MBIA Assurance had collectively insured 50 transactions.

  Over the last three years, the Company has undertaken the development of investment management services which capitalize on its capabilities, reputation and marketplace relationships. The Company is delivering these services through a group of subsidiary companies. For the nine months ended September 30, 1995, in the aggregate, these investment management ventures contributed $10 million to revenues.

  The principal executive offices of the Company are located at 113 King Street, Armonk, New York 10504. The telephone number is (914) 273-4545.

                                 CAPITALIZATION

  The following table sets forth the total capitalization of the Company at September 30, 1995 and such capitalization as adjusted to give effect to the issuance and sale of the Debentures (without giving effect to the payment of expenses).

                                                      SEPTEMBER 30, 1995
                                                ---------------------------------
                                                    ACTUAL        AS ADJUSTED
                                                --------------  -----------------
                                                         (UNAUDITED)
                                                (DOLLARS IN THOUSANDS, EXCEPT
                                                       PER SHARE DATA)
Long-term debt................................. $      298,872  $      373,872
                                                --------------  --------------
Shareholders' equity:
  Preferred Stock, par value $1.00 per share;
   authorized shares--10,000,000; issued and
   outstanding shares--none....................            --              --
  Common Stock, par value $1.00 per share; au-
   thorized shares--200,000,000; issued
   shares--42,077,387..........................         42,077          42,077
  Additional paid-in capital...................        722,478         722,478
  Retained earnings............................      1,212,628       1,212,628
  Cumulative translation adjustment............          2,609           2,609
  Unrealized appreciation of investments, net
   of taxes of $67,879.........................        125,075         125,075
  Treasury shares at cost (248,331 shares).....        (14,583)        (14,583)
                                                --------------  --------------
    Total shareholders' equity.................      2,090,284       2,090,284
                                                --------------  --------------
      Total capitalization.....................     $2,389,156      $2,464,156
                                                ==============  ==============

             SELECTED CONSOLIDATED FINANCIAL AND STATISTICAL DATA

  The selected consolidated financial data in the table below for each of the five years in the period ended December 31, 1994 have been derived from audited consolidated financial statements of the Company previously filed with the Commission. The selected consolidated financial data at September 30, 1994 and 1995 and for the nine months ended September 30, 1994 and 1995 are unaudited but in the opinion of management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. The following information should be read in conjunction with the consolidated financial statements and related notes of the Company included, or incorporated by reference, in the Company's periodic reports filed under the Exchange Act that are incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

                                                                                            NINE MONTHS
                                         YEARS ENDED DECEMBER 31,                       ENDED SEPTEMBER 30,
                          -----------------------------------------------------------  ----------------------
                             1990        1991        1992        1993         1994        1994        1995
                          ----------  ----------  ----------  ----------   ----------  ----------  ----------
                                                                                            (UNAUDITED)
                                          (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
 Insurance:
 Gross premiums written.  $    211.4  $    269.2  $    368.7  $    479.3   $    360.8  $    274.4  $    269.2
 Net premiums written...       181.5       223.0       336.1       431.8        311.6       235.7       237.0
 Premiums earned........       106.7       132.2       162.9       231.3        218.3       162.9       160.6
 Net investment income..       115.3       131.6       150.5       178.9        193.9       144.2       162.9
 Net realized gains
  (losses)..............        (0.2)        2.9         9.8         9.7         10.3         9.7         8.1
 Investment management
  services:
 Income.................         --          0.6         2.3         4.7         16.2        12.0        13.7
 Net realized gains
  (losses)..............         --          --          --          0.1         (0.7)       (0.6)       (3.4)
 Income before income
  taxes.................       165.3       189.7       244.3       324.0        329.4       248.4       258.3
 Net income.............       126.6       144.7       188.7       259.0        260.2       195.7       203.1
PER SHARE DATA:
 Earnings...............  $     3.33  $     3.74  $     4.62  $     6.10   $     6.18  $     4.65  $     4.82
 Dividends:
 Declared...............        0.48        0.62        0.76        0.94         1.14        0.83       0.965
 Paid...................        0.44        0.59        0.72        0.89         1.09        0.78       0.930
 Book value.............       24.35       27.58       33.00       38.18        40.96       41.09       49.97
BALANCE SHEET DATA:
 Investments............  $  1,724.5  $  1,961.4  $  2,528.7  $  3,544.3   $  4,866.8  $  4,683.1  $  6,138.4
 Total assets...........     2,158.8     2,438.5     3,049.2     4,106.3      5,456.4     5,264.0     6,758.1
 Deferred premium
  revenue...............       902.1     1,018.6     1,196.2     1,402.8      1,512.2     1,488.5     1,598.6
 Loss and loss
  adjustment expense
  reserves..............         5.0        21.2        25.5        33.7         40.1        38.8        45.2
 Long-term debt.........       200.0       198.7       298.6       298.7        298.8       298.8       298.9
 Shareholders' equity...       931.7     1,063.3     1,382.1     1,596.4      1,704.7     1,714.2     2,090.3
SELECTED FINANCIAL
 RATIOS:
 GAAP Basis(1)(3):
 Loss ratio.............         4.7%       13.0%        3.4%        3.4%         3.7%        3.5%        5.0%
 Expense ratio..........        33.7%       30.1%       32.0%       27.4%        28.8%       28.7%       28.2%
 Combined ratio.........        38.4%       43.1%       35.4%       30.8%        32.5%       32.2%       33.2%
 SAP Basis(2)(3):
 Loss ratio.............         --         12.7%        2.4%       (3.5%)        9.8%       13.1%       (0.4%)
 Expense ratio..........        23.4%       20.4%       18.3%       17.6%        22.9%       22.0%       18.8%
 Combined ratio.........        23.4%       33.1%       20.7%       14.1%        32.7%       35.1%       18.4%
OTHER FINANCIAL DATA:
 Net par amount
  outstanding...........  $ 75,979.2  $ 90,042.9  $112,483.0  $141,386.8   $164,317.9  $159,558.7  $181,481.0
 Net debt service
  outstanding...........   157,706.5   184,604.3   223,056.1   266,784.3    304,501.6   295,227.2   332,741.1

-------
(1) The GAAP loss ratio is the provision for losses and loss adjustment expenses divided by net premiums earned, and the GAAP expense ratio is underwriting expenses (adjusted for deferred policy acquisition costs) and operating expenses (excluding interest expense) divided by net premiums earned, in each case calculated in accordance with generally accepted accounting principles. The combined ratio is the total of the loss and expense ratios (see Note 2 to the Consolidated Financial Statements of MBIA Inc. and Subsidiaries).
(2) The SAP loss ratio is the provision for losses and loss adjustment expenses divided by net premiums earned, and the SAP expense ratio is underwriting expenses divided by net premiums written, in each case calculated in accordance with statutory accounting practices. The combined ratio is the total of the loss and expense ratios.
(3) For a discussion of the principal differences between GAAP and SAP accounting, see Note 3 to the Consolidated Financial Statements of MBIA Inc. and Subsidiaries.

                       RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the ratio of earnings to fixed charges for the Company for the periods indicated. Earnings represent consolidated earnings before income taxes and fixed charges. Fixed charges consist of interest and that portion of rental expense deemed representative of the interest factor for such rental expense. The Company had no capitalized interest for the periods presented.

                                                                    NINE MONTHS
                                                                       ENDED
                                          YEARS ENDED DECEMBER 31, SEPTEMBER 30,
                                          ------------------------ -------------
                                          1990 1991 1992 1993 1994  1994   1995
                                          ---- ---- ---- ---- ---- ------ ------
Ratio of earnings to fixed charges(1).... 10.6 11.2 12.9 13.0 13.1   13.3   13.1

--------
(1) Fixed charges do not include the amount of fixed charges associated with obligations insured by MBIA Corp.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Debentures will be used to provide additional capital for the future needs of the Company and MBIA Corp. and for general corporate purposes.

                           DESCRIPTION OF DEBENTURES

  The Debentures offered hereby will represent direct unsecured obligations of the Company and will be issued under an Indenture, dated as of August 1, 1990, between the Company and The First National Bank of Chicago, as Trustee (the "Trustee"). The Debentures will be unsecured and unsubordinated obligations of the Company and will rank equally and ratably with other unsecured and unsubordinated obligations of the Company.

  The Debentures offered hereby will be limited to $75,000,000 aggregate principal amount and will mature on December 15, 2025. Each Debenture will bear interest at the rate of 7.00% per annum from December 22, 1995 or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually on June 15 and December 15 of each year, commencing June 15, 1996 to the person in whose name such Debenture is registered at the close of business on June 1 or December 1, as the case may be, next preceding such interest payment date.

  The Debentures will not be redeemable at any time prior to maturity.

  The Debentures do not provide for any sinking fund.

  The Debentures will be subject to defeasance and covenant defeasance as provided in Article Thirteen of the Indenture.

  The following statements are subject to the detailed provisions of the Indenture, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. References in parentheses refer to sections of the Indenture. For the definition of certain capitalized terms used in this Description of Debentures, see "Definitions" below. Wherever particular provisions of the Indenture are referred to, such provisions are incorporated by reference as a part of the statements made and the statements are qualified in their entirety by such reference.

CERTAIN COVENANTS OF THE COMPANY

  LIMITATIONS ON LIENS

  Under the Indenture, so long as Debentures are outstanding, the Company will not, and will not permit any Subsidiary to, directly or indirectly, create, issue, assume, incur or guarantee any indebtedness for borrowed money which is secured by a Mortgage of any nature on any of the present or future capital stock of any Restricted Subsidiary unless the Debentures then outstanding shall be secured equally and ratably with, or prior to, such other secured debt so long as it is outstanding. (Section 3.6)

  LIMITATIONS ON DISPOSITION OF STOCK OF RESTRICTED SUBSIDIARIES

  Under the Indenture, so long as Debentures are outstanding, the Company will not, and will not permit any Subsidiary to, sell, transfer or otherwise dispose of any shares of capital stock of any Restricted Subsidiary except for (i) a sale, transfer or other disposition of any capital stock of any Restricted Subsidiary to a wholly-owned Subsidiary of the Company or such Subsidiary; (ii) a sale, transfer or other disposition of the entire capital stock of any Restricted Subsidiary for at least fair value (as determined by the Board of Directors of the Company acting in good faith); or (iii) a sale, transfer or other disposition of the capital stock of any Restricted Subsidiary for at least fair value (as determined by the Board of Directors of the Company acting in good faith) if, after giving effect thereto, the Company and its Subsidiaries would own more than 80% of the issued and outstanding Voting Stock of such Restricted Subsidiary. (Section 3.7)

  CONSOLIDATION, MERGER, SALE OR CONVEYANCE

  Under the Indenture, so long as Debentures are outstanding, the Company will not consolidate with or merge with or into any other corporation or convey, transfer or lease its properties or assets as an entirety or substantially as an entirety to any person, unless (i) the successor or purchaser is a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia; (ii) such successor or purchaser shall expressly assume, by supplemental indenture satisfactory in form to the Trustee, the due and punctual payment of the principal of, premium, if any, and interest on all the Debentures and the performance and observance of every covenant and condition of the Company under the Indenture; and (iii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing under the Indenture. (Section 9.1)

EVENTS OF DEFAULT

  Any one of the following events will constitute an Event of Default with regard to Debentures under the Indenture: (i) default continued for 30 days in payment of any instalment of interest on any of the Debentures when due; (ii) default in payment of all or any part of the principal of the Debentures when due and payable either at maturity, upon any redemption, by declaration or otherwise; (iii) default continued for 60 days after notice of such default in performance of any covenant or warranty of the Indenture by the Company in respect of the Debentures; (iv) certain events of default with respect to indebtedness of the Company (other than the Debentures or non-recourse obligations of the Company) in an aggregate principal amount in excess of $10,000,000 which default shall consist of the failure to make any payment at maturity or shall have resulted in the acceleration of the maturity of such indebtedness; or (v) certain events of bankruptcy, insolvency, or reorganization of the Company or any Restricted Subsidiary. (Section 5.1) The Company is required to file with the Trustee annually a written statement as to the fulfillment of certain of its obligations under the Indenture. (Section 3.5) The Indenture provides that the Trustee may withhold notice to the holders of Debentures of any default (except in payment of principal of or premium, if any, or interest on the Debentures) if the Trustee considers it in the interest of the holders of the Debentures to do so. (Section 5.11)

  The Indenture provides that (a) if an Event of Default described in clause
(i) or (ii) above shall have occurred and be continuing with regard to the Debentures, either the Trustee or the holders of 25% in aggregate principal amount of the Debentures then outstanding may declare the principal of such Debentures and interest accrued thereon, if any, to be due and payable immediately and (b) if an Event of Default described in clause (iii), (iv) or
(v) above shall have occurred and be continuing, either the Trustee or the holders of 25% in aggregate principal amount of all Debt Securities (or in the case of an Event of Default described in clause (iii) above, all series affected by such Event of Default) then outstanding (voting as a single class) may declare the principal of all Debt Securities (in the case of clause (iii) above, limited to all series affected) then outstanding and interest accrued thereon, if any, to be due and payable immediately. Upon certain conditions, such declaration by the holders of Debt Securities of any series may be annulled and past defaults which have been cured may be waived by (a) with respect to clauses (i) or (ii) the holders of a majority in aggregate principal amount of Debt Securities of such series (each such series voting as a separate class) then outstanding and (b) with respect to clauses (iii), (iv) or (v) above, the holders of a majority in aggregate principal amount of the Debt Securities of all series (in the case of clause (iii) above, limited to all series affected by such default) then outstanding (voting as a single class). (Section 5.1) Prior to a declaration of acceleration of maturity of the Debt Securities of any series, the holders of a majority in aggregate principal amount of the Debt Securities of each series voting separately or all series voting as a single class, depending on the nature of the Event of Default, may waive any Event of Default, and its consequences, except a default in the payment of the principal of or premium, if any, or interest on any of the Debt Securities of such series or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the holder of each Debt Security of such series affected. (Section 5.10)

  Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders of Debentures, unless such holders shall have offered the Trustee reasonable indemnity. (Section 6.2) Subject to such provision for indemnification, the holders of a majority in aggregate principal amount of the Debentures shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. (Section 5.9)

DEFEASANCE AND COVENANT DEFEASANCE

  The Indenture provides that, subject to certain conditions, the Company may elect either (i) to be discharged from any and all obligations with respect to the Debentures (except for the obligations to register the transfer or exchange of the Debentures, to replace temporary or mutilated, defaced, destroyed, lost or stolen Debentures, to maintain an office or agency for the payment of principal and interest in respect of the Debentures, to appoint a paying agent and, if the Company elects to act as the paying agent, to hold moneys for such payment in trust) ("Defeasance") or (ii) to be released from its obligations with respect to the Debentures under Sections 3.6 and 3.7 of the Indenture (being the sections of the Indenture captioned "Limitations on Liens" and "Limitations on Disposition of Stock of Restricted Subsidiaries" -- see "Certain Covenants of the Company") ("Covenant Defeasance"), upon the deposit with the Trustee (or another qualifying trustee) irrevocably in trust for such purpose, of money and/or United States government obligations in an amount which, in the opinion of a nationally recognized firm of independent public accountants delivered to such trustee, would be sufficient to pay the principal of and premium, if any, and interest on the Debentures on the scheduled due dates therefor. (Sections 13.1 through 13.4)

  The Indenture provides that, to effect Defeasance or Covenant Defeasance, the Company must deliver to the Trustee an opinion of counsel to the effect that Defeasance or Covenant Defeasance, as the case may be, will not cause the holders of the Debentures to recognize income, gain or loss for federal income tax purposes. In addition, in the case of Defeasance, such opinion of counsel must state that a private letter ruling or a revenue ruling to the same effect has been issued by the United States Internal Revenue Service or state that since the date of the Indenture there has been a change in the applicable federal income tax law to the same effect. (Sections 13.3 and 13.4)

MODIFICATION AND WAIVER

  The Indenture provides that the Company may enter into a supplemental indenture or indentures for the purpose of adding to, changing or eliminating any of the provisions of the Indenture or of any supplemental indentures or of modifying the rights of the holders of Debt Securities issued thereunder if approved in writing signed by the holders of not less than a majority in aggregate principal amount of all outstanding Debt Securities affected thereby voting as one class; provided that the consent of each holder of Debentures affected thereby is required for any modification or alteration which (i) extends the final maturity of any Debentures, or reduces the principal amount thereof, or reduces the rate or extends the time of payment of interest thereon, or reduces any amount payable on redemption thereof or impairs or affects the right of any holder of Debentures to institute suit for the payment thereof, or (ii) reduces the percentage in aggregate principal amount, the consent of the holders of which is required for any such supplemental indenture. (Section 8.2) The holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of all series (including the Debentures) voting as one class may waive compliance by the Company with certain covenants contained in the Indenture (being the Sections of the Indenture captioned "Limitations on Liens;" "Limitations on Disposition of Stock of Restricted Subsidiaries;" "Corporate Existence"). (Section 3.9)

BOOK-ENTRY, DELIVERY AND FORM

  The Debentures may be issued in the form of one or more fully registered global securities (each, a "Registered Global Security"), which will be deposited with, or on behalf of the depositary named in this Prospectus and registered in the name of such depositary or its nominee. (Section 2.12)

  Except as set forth below, Debentures will be available for purchase in book-entry form only in denominations of $1,000 and integral multiples thereof. Upon issuance, all Debentures will be represented by one fully registered global security (the "Registered Global Security"). The Registered Global Security will be deposited with, or on behalf of, The Depository Trust Company, as Depositary, and registered in the name of the Depositary or a nominee thereof. The Registered Global Security may be transferred, in whole but not in part, by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary selected or approved by the Company or to a nominee of such successor Depositary.

  The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through Direct Participants. The rules applicable to the Depositary and its participants are on file with the Commission.

  Ownership of beneficial interests in the Debentures will be limited to persons that have accounts with the Depositary ("Agent Members") or persons that may hold interests through Agent Members. The Depositary has advised the Company that upon the issuance of the Registered Global Security representing the Debentures, the Depositary will credit, on its book-entry registration and transfer system, the Agent Members' accounts with the respective principal amounts of the Debentures beneficially owned by such Agent Members. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary (with respect to interests of Agent Members) and on the records of Agent Members (with respect to interests of persons holding through Agent Members). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in the Registered Global Security.

  So long as the Depositary, or its nominee, is the registered owner of the Registered Global Security, the Depositary or its nominee, as the case may be, will be considered the sole owner or Holder of the Debentures represented by such Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the Registered Global Security will not be entitled to have the Debentures represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of the Debentures in definitive form and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each Person owning a beneficial interest in the Registered Global Security must rely on the procedures of the Depositary and, if such Person is not an Agent Member, on the procedures of the Agent Member through which such Person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of Holders or that an owner of a beneficial interest in the Registered Global Security desires to give or take any action which a Holder is entitled to give or take under the Indenture, the Depositary would authorize the Agent Members holding the relevant beneficial interests to give or take such action, and such Agent Members would authorize beneficial owners owning through such Agent Members to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

  Payment of principal of, and interest on, Debentures registered in the name of the Depositary or its nominee will be made by wire transfer of immediately available funds on the date such payment is due to the Depositary or its nominee, as the case may be, as the Holder of the Registered Global Security representing such Debentures. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests or for supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of the Registered Global Security, will credit the accounts of the Agent Members with payment in amounts proportionate to their respective beneficial interests in such Registered Global Security as shown on the records of the Depositary. The Company also expects that payments by Agent Members to owners of beneficial interests in the Registered Global Security will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Agent Members.

  If (x) the Depositary notifies the Company that it is at any time unwilling or unable to continue as Depositary or the Depositary ceases to be a clearing agency registered under the Exchange Act, and a successor Depositary is not appointed by the Company within 90 days after the Company receives such notice, or becomes aware of such condition, as the case may be, or (y) the Company executes and delivers to the Trustee an Officers' Certificate to the effect that the Registered Global Security shall be transferable and exchangeable, the Registered Global Security will be transferable or exchangeable for Debentures in definitive form of an equal aggregate principal amount without coupons and in denominations of $1,000 and integral multiples thereof. Such definitive Debentures shall be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from Agent Members with respect to ownership of beneficial interests in the Registered Global Security.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Debentures will be made by the Underwriters in immediately available funds.

  Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Debentures will trade in the Same-Day Funds Settlement System maintained by the Depositary until maturity, and secondary market trading activity in the Debentures will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Debentures.

CONCERNING THE TRUSTEE

  The Trustee, The First National Bank of Chicago, performs services for the Company in the ordinary course of business.

DEFINITIONS

  The covenants and other provisions relating to the Debt Securities (including the Debentures) are to be read in conjunction with the definitions contained in the Indenture, certain of which are substantially to the following effect:

  "Debt Securities" means all unsecured debt securities, notes or other evidences of indebtedness issued in one or more series that the Company may issue from time to time in accordance with the terms of the Indenture.

  "Mortgage" means any mortgage, pledge, lien, security interest or other encumbrance.

  "Restricted Subsidiary" means MBIA Corp. and any successor to all or substantially all of its business, provided that such successor is a Subsidiary.

  "Subsidiary" means a corporation more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries.

  "Voting Stock" means, with respect to any Subsidiary, stock of any class or classes (or equivalent interests), if the holders of the stock of such class or classes (or equivalent interests) are ordinarily, in the absence of contingencies, entitled to vote for the election of the directors (or persons performing similar functions) of such corporation, even though the right so to vote has been suspended by the happening of such a contingency.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement (which is filed as an exhibit to the Registration Statement of which this Prospectus is a part), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from the Company, the principal amount of the Debentures set forth opposite its name below.

                                                                PRINCIPAL AMOUNT
   UNDERWRITERS                                                  OF DEBENTURES
   ------------                                                 ----------------
   Lehman Brothers Inc. .......................................   $18,750,000
   Donaldson, Lufkin & Jenrette Securities Corporation.........    18,750,000
   Goldman, Sachs & Co. .......................................    18,750,000
   Merrill Lynch, Pierce, Fenner & Smith
         Incorporated..........................................    18,750,000
                                                                  -----------
       Total...................................................   $75,000,000
                                                                  ===========

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Debentures if any are taken.

  The Company has been advised that the Underwriters propose initially to offer the Debentures to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of .500% of the principal amount. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .250% of the principal amount to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Company does not intend to list the Debentures on any securities exchange or on the NASDAQ National Market. The Company has been advised by each Underwriter that it presently intends to make a market in the Debentures; however, the Underwriters are not obliged to do so. Any such market-making activity may be discontinued at any time, for any reason, without notice. If each Underwriter ceases to act as a market maker for the Debentures for any reason, there can be no assurance that another firm or person will make a market in the Debentures. Accordingly, there can be no assurance that an active market for the Debentures will develop or, if a market does develop, at what prices the Debentures will trade.

  Certain of the Underwriters have provided from time to time, and expect to provide in the future, investment banking services to the Company and its affiliates, for which such Underwriters have received and will receive customary fees and commissions.

                                 LEGAL OPINIONS

  The validity of the Debentures offered hereby is being passed upon for the Company by Debevoise & Plimpton, 875 Third Avenue, New York, New York 10022, and for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), 425 Lexington Avenue, New York, New York 10017. Such counsel may rely, as to matters of Connecticut law, upon the opinion of Day, Berry & Howard, CityPlace, Hartford, Connecticut 06103, Connecticut counsel for the Company. Simpson Thacher & Bartlett renders services to the Company on a regular basis.

                                    EXPERTS

  The consolidated financial statements and the related consolidated financial statement schedules of the Company appearing or incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 1994, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their reports thereon dated February 1, 1995 incorporated by reference or included therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedules are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

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 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-
MATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND,
IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PRO-SPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               -----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   3
The Company................................................................   4
Capitalization.............................................................   5
Selected Consolidated Financial and Statistical Data.......................   6
Ratio of Earnings to Fixed Charges.........................................   7
Use of Proceeds............................................................   7
Description of Debentures..................................................   7
Underwriting...............................................................  13
Legal Opinions.............................................................  13
Experts....................................................................  14

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                                  $75,000,000

                                     MBIA

                               7.00% DEBENTURES
                             DUE DECEMBER 15, 2025

                               -----------------

                                  PROSPECTUS
                               December 19, 1995

                               -----------------

                                LEHMAN BROTHERS

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                             GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

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